Ameriprise Financial, Inc. 1099 Ameriprise Financial Center Minneapolis, MN 55474

April 25, 2011

Mr. John M. Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549-4631

RE:                             Ameriprise Financial, Inc.

Form 10-K for the year ended December 31, 2010

File No. 1-32525

Dear Mr. Hartz:

We acknowledge receipt of your April 11, 2011 letter concerning the above-referenced filing (the “2010 Form 10-K”) for Ameriprise Financial, Inc. (the “Company”).

In addition to Footnote 23 of the 2010 Form 10-K as mentioned in your letter, please refer to Footnote 27 of the 2010 Form 10-K. Footnote 27 reports on a subsequent event related to the same contingency referred to in your letter and states the corresponding provision recognized with respect to potential resolution of the underlying claims.

We also refer to the Company’s Current Report on Form 8-K filed on April 21, 2011 (the “April 21 8-K”). The April 21 8-K reports on events following the filing of the 2010 Form 10-K that pertain directly to the status and first quarter 2011 provision made in respect of the same contingency. The Company’s Form 10-Q for the first quarter 2011 and applicable ‘34 Act filings thereafter will appropriately include information from the April 21 8-K.

The contingency and status of related key proceedings has been reported in all of the Company’s periodic ‘34 Act filings since the Form 10-Q for third quarter 2009. For each such reporting period, management considered ASC 450-20-25-1, 2a & b and 4, ASC 450-20-50-3, 4, & 5, and ASC 450-20-55-10, 12, 13 & 15a to formulate the applicable disclosure and to estimate likelihood and sizing of potential loss. Given the uncertainties inherent in the varying stages of the underlying proceedings, the Company properly disclosed it was unable to estimate the possible loss or range of loss that may result and that an adverse outcome could result in a material adverse effect on the Company’s consolidated financial condition or results of operations. Contingent settlements that were events subsequent to the end of fourth quarter 2010 and the end of first quarter 2011 gave rise to the expense charges disclosed in Footnote 27 to the 2010 Form 10-K and the April 21 8-K, respectively.

Thus, a recap of the recent history of the related accrual account for probable settlements is as follows:

Timeframe	Amount Accrued in the Timeframe		Amount Disbursed in the Timeframe
Q3 2010 (beginning through end of quarter)	500,000		300,000

Q4 2010 (beginning through end of quarter)	4,100,000		1,000,000

Q4 2010 (subsequent event)	40,000,000	(a)	1,100,000

Q1 2011 (post-Q4 subsequent event through Q1 subsequent event)	118,000,000		0

(a)       Settlements reached with plaintiffs and class counsels were vacated by the Court after filing of the 2010 Form 10-K.

We acknowledge:

•                  That the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K;

•                  That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and

•                  That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact David K. Stewart at 612.678.4769 or David H. Weiser at 612.671.1788.

Very truly yours,

Walter S. Berman
Executive Vice President & Chief Financial Officer

cc:                                 David K. Stewart, Senior Vice President and Controller

David H. Weiser, Senior Vice President and Assistant General Counsel